Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and nine months ended September 30, 2024 and 2023

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2024 and December 31, 2023

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$33,257	$54,853
Accounts receivable (note 6)	70,344	88,077
Inventories (note 7)	66,322	67,530
Prepaid expenses	7,165	6,323
Total current assets	177,088	216,783
Long-term investments (note 8)	41,322	4,792
Property, plant and equipment (note 9)	42,665	69,489
Operating lease right-of-use assets	20,433	22,877
Intangible assets (note 10)	5,953	6,822
Deferred income tax assets	11,696	11,554
Goodwill	3,088	3,066
Other long-term assets	9,389	20,365
Total assets	$311,634	$355,748
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$88,760	$95,374
Current portion of operating lease liabilities (note 12)	2,656	3,307
Short-term debt (note 13)	—	15,156
Current portion of long-term debt (note 14)	15,260	14,108
Current portion of warranty liability (note 15)	4,045	6,892
Total current liabilities	110,721	134,837
Long-term operating lease liabilities (note 12)	17,781	19,300
Long-term debt (note 14)	23,483	30,957
Warranty liability (note 15)	1,350	1,614
Deferred income tax liabilities	4,138	3,477
Other long-term liabilities	4,869	5,115
Total liabilities	162,342	195,300
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
17,264,864 (2023 - 17,174,502) common shares issued and outstanding	1,245,712	1,244,539
Other equity instruments	9,399	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,086,133)	(1,074,434)
Accumulated other comprehensive loss	(31,202)	(30,845)
Total shareholders' equity	149,292	160,448
Total liabilities and shareholders' equity	$311,634	$355,748
Commitments and contingencies (note 18)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$66,251	$77,391	$227,211	$244,653
Cost of revenue and expenses:
Cost of revenue	51,785	64,163	183,900	203,695
Research and development	3,266	5,748	17,519	18,796
General and administrative	7,706	12,993	29,662	33,307
Sales and marketing	2,770	4,088	9,497	12,557
Foreign exchange (gain) loss	(1,069)	1,430	808	4,926
Depreciation and amortization	751	1,100	2,514	3,158
	65,209	89,522	243,900	276,439
Income (loss) from operations	1,042	(12,131)	(16,689)	(31,786)

Income (loss) from investments accounted for by the equity method (note 8)	(2,781)	448	(3,438)	633
Gain on deconsolidation (note 5)	—	—	13,266	—
Loss on sale of investment (note 8)	(352)	—	(352)	—
Interest on long-term debt and accretion on royalty payable	(919)	(568)	(2,125)	(2,058)
Loss on extinguishment of royalty payable	—	—	—	(2,909)
Interest and other income, net of bank charges	569	238	761	1,437
Loss before income taxes	(2,441)	(12,013)	(8,577)	(34,683)
Income tax expense (recovery)	1,427	(76)	3,122	1,089
Net loss for the period	(3,868)	(11,937)	(11,699)	(35,772)

Changes in foreign currency translation adjustment	2,177	(3,427)	535	1,925
Ownership share of equity method investments' other comprehensive loss	(809)	—	(892)	—
Other comprehensive income (loss)	1,368	(3,427)	(357)	1,925
Comprehensive loss	$(2,500)	$(15,364)	$(12,056)	$(33,847)

Net loss per share:
Net loss per share - basic	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Net loss per share - diluted	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Weighted average common shares outstanding:
Basic	17,264,157	17,174,972	17,241,469	17,172,429
Diluted	17,264,157	17,174,972	17,241,469	17,172,429

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and nine months ended September 30, 2024 and 2023

	Common shares outstanding (adjusted, note 16)	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended September 30, 2023
July 1, 2023	17,174,972	$1,244,547	$9,312	$11,516	$(1,048,551)	$(29,966)	$186,858
Stock-based compensation	—	—	(310)	—	—	—	(310)
Net loss for the period	—	—	—	—	(11,937)	—	(11,937)
Other comprehensive loss	—	—	—	—	—	(3,427)	(3,427)
September 30, 2023	17,174,972	$1,244,547	$9,002	$11,516	$(1,060,488)	$(33,393)	$171,184

	Nine months ended September 30, 2023
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,656	1,275	(1,275)	—	—	—	—
Stock-based compensation	—	—	1,065	—	—	—	1,065
Net loss for the period	—	—	—	—	(35,772)	—	(35,772)
Other comprehensive income	—	—	—	—	—	1,925	1,925
September 30, 2023	17,174,972	$1,244,547	$9,002	$11,516	$(1,060,488)	$(33,393)	$171,184

	Three months ended September 30, 2024
July 1, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525
Issuance of common shares on exercise of share units	6,500	61	(61)	—	—	—	—
Stock-based compensation	—	—	267	—	—	—	267
Net loss for the period	—	—	—	—	(3,868)	—	(3,868)
Other comprehensive income	—	—	—	—	—	1,368	1,368
September 30, 2024	17,264,864	$1,245,712	$9,399	$11,516	$(1,086,133)	$(31,202)	$149,292

	Nine months ended September 30, 2024
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	90,362	1,173	(1,173)	—	—	—	—
Stock-based compensation	—	—	900	—	—	—	900
Net loss for the period	—	—	—	—	(11,699)	—	(11,699)
Other comprehensive loss	—	—	—	—	—	(357)	(357)
September 30, 2024	17,264,864	$1,245,712	$9,399	$11,516	$(1,086,133)	$(31,202)	$149,292

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating activities:
Net loss for the period	$(3,868)	$(11,937)	$(11,699)	$(35,772)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,790	3,250	6,753	9,270
Stock-based compensation expense	267	(310)	900	1,065
Unrealized foreign exchange (gain) loss	(1,069)	1,430	808	4,926
Deferred income tax expense (recovery)	333	(324)	678	(347)
Loss (income) from investments accounted for by the equity method	2,781	(448)	3,438	(633)
Interest on long-term debt and accretion on royalty payable	18	22	53	316
Change in inventory write-downs	594	500	2,030	2,078
Loss on extinguishment of royalty payable	—	—	—	2,909
Change in bad debt expense	271	304	122	676
Gain on deconsolidation	—	—	(13,266)	—
Loss on sale of investments	352	—	352	—
Other	14	144	46	123
Changes in operating assets and liabilities:
Accounts receivable	13,977	2,877	23,760	2,305
Inventories	(7,788)	3,359	(14,242)	2,231
Prepaid expenses	(77)	1,889	(665)	3,296
Accounts payable and accrued liabilities	(15,746)	844	(3,551)	1,894
Warranty liability	(1,782)	(1,061)	(3,809)	(3,622)
Net cash provided by (used in) operating activities	(9,933)	539	(8,292)	(9,285)
Investing activities:
Purchase of property, plant and equipment	(2,140)	(4,081)	(12,470)	(11,993)
Proceeds from sale of investments	9,564	—	29,994	—
Proceeds on sale of assets	38	—	607	133
Dividends received from investments accounted for by the equity method	—	—	297	—
Capital contributions to investments accounted for by the equity method	—	—	(9,900)	—
Net cash provided by (used in) investing activities	7,462	(4,081)	8,528	(11,860)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(6,965)	(11,397)	(41,042)	(33,077)
Drawings on operating lines of credit and long-term facilities	—	7,497	19,336	20,593
Payment of royalty payable	—	—	—	(8,687)
Net cash used in financing activities	(6,965)	(3,900)	(21,706)	(21,171)
Effect of foreign exchange on cash and cash equivalents	1,171	(856)	(126)	99
Net decrease in cash and cash equivalents	(8,265)	(8,298)	(21,596)	(42,217)
Cash and cash equivalents, beginning of period (including restricted cash)	41,522	52,265	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$33,257	$43,967	$33,257	$43,967

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Supplementary information:
Interest paid	$585	$686	$2,297	$2,183
Taxes paid, net of refunds	947	606	1,496	1,638

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport Fuel Systems is a global company focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications. The Company’s diverse product offerings sold under a wide range of established global brands enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, batteries or fuel cell powered vehicles. The Company's fuel systems and associated components control the pressure and flow of these alternative fuels, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquified natural gas ("LNG"), renewable natural gas ("RNG") or biomethane, and hydrogen. The Company supplies its products in more than 70 countries through a network of distributors, service providers for the aftermarket and directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers. The Company’s products and services are available for passenger car and light-, medium- and heavy-duty truck and off-road applications.

2. Liquidity and going concern:

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date the financial statements are issued.

Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements ("interim financial statements") are issued. These interim financial statements have therefore been prepared on the basis the Company will continue as a going concern.

The assessment of the liquidity and going concern requires the Company to make judgments about the existence of conditions or events that raise substantial doubt about the ability to continue as a going concern within one year after the date the interim financial statements are issued. This includes judgments about the Company's future activities and the timing thereof and estimates of future cash flows. Significant assumptions used in the Company's forecasted model of liquidity include forecasted sales, forecasted costs and capital expenditures, amongst others. Changes in the assumptions could have a material impact on the forecasted liquidity and going concern assessment.

On September 13, 2024, the Company announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $35,000 in common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. As at September 30, 2024, no shares were issued from treasury.

Although the Company earned operating income during the three months ended September 30, 2024, the Company continues to sustain operating losses and to use cash to support its operating activities. As at September 30, 2024, the Company had cash and cash equivalents of $33,257 and incurred operating losses of $16,689 during the nine months ended September 30, 2024. The Company's short-term and long-term debt was $38,743, net of deferred financing fees, of which $15,260 was current. In 2023, the Company amended the minimum cash covenant under the term loan with Export Development Canada ("EDC") reducing the minimum cash requirement to $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan, which was $7,816 at September 30, 2024.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
2. Liquidity and going concern (continued):

The Company continues to experience inflationary pressure on production input costs from sourcing semiconductors, raw materials and parts, and increased labor costs that are impacting margins. The Company sources components globally and is exposed to price and inflation risk, which may affect the Company's liquidity.

Management is closely monitoring its financial condition and is working on initiatives to reduce its working capital and increase profitability to improve its cash flow from operating activities. The Company's current financial projections expect meaningful collections of accounts receivable from key customers and a reduction in inventory levels across the Company's operations.

The ability to continue as a going concern beyond November 2025 will depend on the Company's ability to generate sufficient positive cash flows from all its operations, specifically through working capital improvement, profitable and sustainable growth, and the Company's ability to finance its long-term strategic objectives and operations, including the joint venture with Volvo Group. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying unaudited condensed consolidated financial statements and the adjustments could be material.

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and nine months ended September 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024. These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2023.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. In the statement of operations and comprehensive loss and the statement of cash flows, certain prior period figures have been adjusted to conform to current period presentation.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. Dollar, Canadian Dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Indian Rupee and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Canadian Dollar	1.35	1.32	1.36	1.34	1.36	1.35
Euro	0.90	0.90	0.91	0.92	0.92	0.92
RMB	7.01	7.10	7.16	7.25	7.20	7.03
Polish Zloty	3.83	3.92	3.89	4.13	3.96	4.23
Swedish Krona	10.09	10.04	10.42	10.80	10.50	10.59
Indian Rupee	83.69	83.18	83.76	82.69	83.40	82.35
Argentina Peso	966.54	806.72	940.22	306.51	884.41	234.07

4. Recently issued accounting standards:

Recently issued accounting guidance, not yet adopted:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The Company is currently assessing the impacts of this ASU and expects it to impact disclosures with no impact to its operations, cash flows or financial position.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. The new rules are effective for annual periods beginning after December 15, 2024. The Company is currently assessing the impacts of this ASU and expects it to impact disclosures with no impact to its operations, cash flows or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
5. Formation of joint venture:
Cespira
On June 3, 2024, the Company entered into a joint venture agreement with Volvo Group ("Volvo") and contributed certain net assets of its former HPDI business to a newly formed joint venture ("Cespira" formerly the HPDI Joint Venture), consisting of two legal entities, HPDI Technology LP and HPDI Technology AB, in which the Company retained a 55% non-controlling interest. Volvo acquired the remaining 45% interest in Cespira for cash consideration of $27,328. Cespira is jointly controlled by both parties. The Company's former HPDI business continues to operate through the joint venture.
The Company deconsolidated the HPDI business and accounted for the Company's investment in Cespira under the equity method as it is now jointly controlled. Under this accounting method, the Company's initial investment in Cespira was recognized at the fair value of the Company's non-controlling interest. Subsequently, this cost basis will be adjusted for the Company's share of Cespira's net income or loss and other comprehensive income or loss, net of any dividends or distributions received from Cespira.
This table summarizes the preliminary fair values of the proceeds received, net assets contributed at carrying value to Cespira, estimated tax liabilities incurred in certain jurisdictions for the net assets transferred, and gain on deconsolidation:

June 3, 2024
Cash proceeds	$27,328
Ownership interest in HPDI Technology LP	23,597
Ownership interest in HPDI Technology AB	9,677
Total proceeds	60,602

Net assets contributed to Cespira	45,435

Other liabilities	1,901

Gain on deconsolidation	$13,266

6. Accounts receivable:

	September 30, 2024	December 31, 2023
Customer trade receivables	$51,306	$83,175
Holdback receivables	10,642	—
Other receivables	4,496	6,709
Income tax receivable	318	1,369
Due from related parties (note 17)	8,139	1,671
Allowance for expected credit losses	(4,557)	(4,847)
	$70,344	$88,077
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback will be retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Any unused amounts will be repaid to the Company at the end of three-year term and, in the event that the holdback is not sufficient to cover the extended warranty obligations, the Company may also be required to supplement this holdback amount to cover valid extended warranty claims. As at September 30, 2024, the Company estimates to receive the full amount from Cummins based on the historical warranty claims.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023

7. Inventories:

	September 30, 2024	December 31, 2023
Purchased parts	$48,929	$50,770
Work-in-process	1,475	2,801
Finished goods	15,918	13,959
	$66,322	$67,530
During the three and nine months ended September 30, 2024, the Company recorded changes in write-downs to net realizable value of approximately $594 and $2,030, respectively (three and nine months ended September 30, 2023 - $500 and $2,078, respectively). As part of the formation of the Cespira, the Company contributed $13,850 of inventory.

8. Long-term investments:

	September 30, 2024	December 31, 2023
HPDI Technology LP (a)	$28,891	$—
HPDI Technology AB (a)	9,863	—
Weichai Westport Inc. (b)	—	1,411
Minda Westport Technologies Limited (c)	2,421	3,234
Other equity-accounted investees	147	147
	$41,322	$4,792
(a) For the three and nine months ended September 30, 2024, the Company recognized its share of Cespira’s losses of $3,001 and $4,104, respectively, as a loss from investment accounted for by the equity method.

(b) On July 8, 2024, the Company sold its remaining interest in Weichai Westport Inc. ("WWI") to Weichai Holding Group Co. Ltd ("Weichai") for net proceeds of $1,124 and recognized a loss on sale of investment of $352. This sale was pursuant to an equity transfer agreement signed with WWI in December 2023.

(c) On April 18, 2024, the Company completed a share purchase agreement with Uno Minda Limited ("Minda") and sold 26% of Minda Westport Technologies Limited's shares to Minda for net proceeds of $1,542.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023

9. Property, plant and equipment:

		Accumulated	Net Book
September 30, 2024	Cost	Depreciation	Value
Land and buildings	$9,401	$2,902	$6,499
Computer equipment and software	7,538	5,429	2,109
Furniture and fixtures	5,859	4,006	1,853
Machinery and equipment	69,188	40,185	29,003
Leasehold improvements	11,831	8,630	3,201
	$103,817	$61,152	$42,665
As part of the formation of the Cespira, the Company contributed $32,728 of property, plant, and equipment.

		Accumulated	Net Book
December 31, 2023	Cost	Depreciation	Value
Land and buildings	$9,206	$2,635	$6,571
Computer equipment and software	9,386	6,773	2,613
Furniture and fixtures	8,326	6,103	2,223
Machinery and equipment	129,642	75,111	54,531
Leasehold improvements	13,221	9,670	3,551
	$169,781	$100,292	$69,489

10. Intangible assets:

		Accumulated	Intangible
September 30, 2024	Cost	Amortization	Assets, net
Patents and trademarks	$20,566	$14,678	$5,888
Technology	4,134	4,069	65
Customer contracts	11,762	11,762	—
	$36,462	$30,509	$5,953

		Accumulated	Intangible
December 31, 2023	Cost	Amortization	Assets, net
Patents and trademarks	$20,417	$13,724	$6,693
Technology	4,094	3,965	129
Customer contracts	11,646	11,646	—
	$36,157	$29,335	$6,822

11. Accounts payable and accrued liabilities:

	September 30, 2024	December 31, 2023
Trade accounts payable	$59,324	$70,567
Accrued payroll	19,261	18,129
Taxes payable	6,050	4,302
Deferred revenue	4,125	2,376
	$88,760	$95,374

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2025 and 2038. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately seven years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 3.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating lease cost:
Amortization of right-of-use assets	$525	$753	$1,811	$2,388
Interest	133	143	439	493
Total lease cost	$658	$896	$2,250	$2,881

The maturities of lease liabilities as at September 30, 2024 are as follows:

The remainder of 2024	$678
2025	2,636
2026	2,588
2027	2,535
2028	2,263
Thereafter	12,557
Total undiscounted cash flows	23,257
Less: imputed interest	2,820
Present value of operating lease liabilities	20,437
Less: current portion	2,656
Long-term operating lease liabilities	$17,781

13. Short-term debt:

	September 30, 2024	December 31, 2023
Revolving financing facilities	$—	$15,156

The Company has a revolving financing facility with Royal Bank of Canada ("RBC"). This facility is secured by certain receivables of the Company and the maximum draw amount is $20,000, based on the receivables outstanding. As the Company collects these secured receivables, the facility is repaid. The revolving financing facility's advances in either U.S. dollars or Euros bear interest at the secured overnight financing rate plus 3.76% per annum or the Euro short-term rate plus 3.6%, respectively. As at September 30, 2024, the revolving financing facility was fully repaid.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
14. Long-term debt:

	September 30, 2024	December 31, 2023
Term loan facilities, net of debt issuance costs	$37,172	$42,879
Other bank financing	470	531
Capital lease obligations	1,101	1,655
Balance, end of period	38,743	45,065
Current portion	15,260	14,108
Long-term portion	$23,483	$30,957

Term loan	Maturity date	Interest rate	September 30, 2024	December 31, 2023
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$7,816	$10,763
UniCredit - April 2021	March 31, 2027	3-month Euribor plus 1.65%	5,245	6,793
UniCredit - May 2020	May 31, 2025	3-month Euribor plus 1.60%	861	1,693
UniCredit - July 2020	July 31, 2026	3-month Euribor plus 1.75%	5,842	8,313
Deutsche Bank - August 2020	August 31, 2026	3-month Euribor plus 1.70%	2,720	3,867
Banca de Credito Cooperativo - November 2023	December 31, 2028	3-month Euribor plus 1.75%	2,226	2,192
Deutsche Bank - November 2023	September 30, 2029	3-month Euribor plus 1.90%	7,226	7,710
Rabobank - December 2023	December 31, 2028	4.70%	1,247	1,548
UniCredit - January 2024	December 31, 2028	3-month Euribor plus 1.52%	3,989	—
Term loan facilities, net of debt issuance costs			$37,172	$42,879

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira.

On October 9, 2018 and November 28, 2019, the Company entered into two Euro denominated loan agreements with UniCredit S.p.A. (“UniCredit”). On April 29, 2021, the Company and UniCredit amended the terms of these Euro denominated loan agreements to combine the facilities into one $8,803 loan facility, with quarterly principal and interest payments.
On May 20, 2020 and July 17, 2020, the Company entered into two Euro denominated loan agreements with UniCredit. There are no securities provided on the loans as the loans were made as part of the Italian government's COVID-19 Decreto Liquidità.

On August 11, 2020, the Company entered into a Euro denominated loan agreement with Deutsche Bank. There is no security provided on the loan as the loan was made as part of the Italian government’s COVID-19 Decreto Liquidità.

On November 28, 2023, the Company entered into a Euro denominated loan agreement with Banca de Credito Cooperativo with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's guarantee program administered by the Servizi Assicurativi del Commercio Estero ("SACE").

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
14. Long-term debt (continued):

On November 29, 2023, the Company entered into a Euro denominated loan agreement with Deutsche Bank with quarterly principal and interest payments. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

On December 4, 2023, the Company entered into a Euro denominated loan agreement with Rabobank and principal and interest are paid monthly. The loan is secured by certain property owned by the Company.

On January 10, 2024, the Company entered into a Euro denominated loan agreement with UniCredit with quarterly principal and interest payments, and the first payment is due in 2025. There is no security provided on the loan as the loan was made as part of the Italian government's SACE guarantee program.

The Company has entered into interest rate swaps with Unicredit and Deutsche Bank, which are directly associated with the Unicredit (2020 and 2021), Deutsche Bank (2020), Deutsche Bank (2023) and UniCredit (2024) term loans. These interest rate swaps serve as a hedging mechanism against potential fluctuations in future interest rates ensuring stability in loan repayments. As of September 30, 2024, the Unicredit interest rate swaps have maturity dates ranging from 2025 to 2028 and a total notional value of $15,868. Additionally, the Deutsche Bank interest rate swaps have a maturity dates ranging from 2026 and 2029, with a notional value of $9,843. The notional value of these interest rate swaps is adjusted concurrently with scheduled principal payments on the corresponding loans. These interest rate swaps have been designated as cash flow hedges and have been structured to be highly effective. As of September 30, 2024, the fair value of the interest rate swaps amounted to $204, which is included in other long-term assets (December 31, 2023 - $822).

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of September 30, 2024, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at September 30, 2024:

	Term loan facilities	Other bank financing	Capital lease obligations	Total
Remainder of 2024	$3,569	$68	$129	$3,766
2025	14,804	134	394	15,332
2026	10,752	134	199	11,085
2027	3,814	134	186	4,134
2028 and thereafter	4,233	—	193	4,426
	$37,172	$470	$1,101	$38,743

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023

15. Warranty liability:

A continuity of the warranty liability is as follows:

	September 30, 2024	December 31, 2023
Balance, beginning of period	$8,506	$14,299
Warranty claims	(3,142)	(6,826)
Warranty accruals	1,812	5,152
Change in estimate	258	(2,204)
Impact of foreign exchange changes	(197)	(1,915)
Transfer to Cespira	(1,842)	—
Balance, end of period	5,395	8,506
Less: current portion	4,045	6,892
Long-term portion	$1,350	$1,614

16. Share capital, stock options and other stock-based plans:

During the three and nine months ended September 30, 2024, the Company issued 6,500 and 90,362 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2023 – nil and 44,656 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2024, the Company recognized a recovery of $140 and expense of $1,352, respectively (three and nine months ended September 30, 2023 - recovery of $265 and expense of $1,238, respectively) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.
A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Nine months ended September 30, 2024		Nine months ended September 30, 2023
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	478,643	$15.68	317,432	$24.10
Granted	224,050	8.23	435,128	13.78
Exercised	(90,362)	17.58	(44,656)	38.56
Forfeited/expired	(54,614)	22.15	(216,227)	19.44
Outstanding, end of period	557,717	$11.73	491,677	$15.73
Units outstanding and exercisable, end of period	—	$—	—	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
16. Share capital, stock options and other stock-based plans (continued):

During the nine months ended September 30, 2024, 224,050 share units were granted to certain employees and directors (nine months ended September 30, 2023 - 435,128). This included 104,215 restricted share units (“RSUs”) (nine months ended September 30, 2023 - 147,557), nil performance share units (“PSUs”) (nine months ended September 30, 2023 - 185,365) and 119,835 deferred share units ("DSUs") (nine months ended September 30, 2023 - 102,206).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at September 30, 2024, $1,532 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 3.2 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2024 as follows:

September 30, 2024
(CDN $)
Share units:
Outstanding	$3,456
Exercisable	—
Exercised	558

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost of revenue	$36	$(34)	$113	$58
Research and development	53	133	216	397
General and administrative	(269)	(441)	875	567
Sales and marketing	40	77	148	216
	$(140)	$(265)	$1,352	$1,238

Of the stock-based compensation recovery and expense recognized in the three and nine months ended September 30, 2024, expense of $267 and $900 will settle in shares, respectively, and a recovery of $407 and expense of $452 will settle in cash, respectively (three and nine months ended September 30, 2023 - recovery of $310 and expense of $1,065 will settle in shares and expense of $45 and $173 will settle in cash, respectively). Units settled in cash were fair value adjusted according to the closing share price at the end of each period.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
17. Related party transactions:

The Company's related parties are Cespira, Minda Westport Technologies Limited, directors, officers and shareholders that own greater than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through providing services and sale of inventory under the transitional services agreement and cross-charges.
The Company engages in transactions with Minda Westport Technologies Limited primarily through sales of inventory.

	Sales of goods, services and other income
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cespira	$2,677	$—	$3,338	$—
Minda Westport Technologies Limited	$2,490	1,519	7,261	5,581

	Receivables (note 6)
	September 30,	December 31,
	2024	2023
Cespira	$4,808	$—
Minda Westport Technologies Limited	$3,331	$1,671
Total	$8,139	$1,671

18. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on the Company's operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
19. Segment information:

On June 3, 2024, the Company entered into a joint venture agreement with Volvo to form Cespira and deconsolidated its former HPDI business. As a result, the Company changed how it reviews and manages its business through five reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, Corporate, and Cespira. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker (“CODM”). The prior year comparatives were restated to reflect this change in reportable segments in the current period.

Financial information by business segment as follows:

	Three months ended September 30, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$61,466	$2,320	$1,565	$220
High-Pressure Controls & Systems	1,672	(1,159)	146	—
Heavy-Duty OEM	3,113	856	8	—
Corporate	—	(975)	71	(3,001)
Cespira	16,209	(5,257)	938	—
Total segment	82,460	(4,215)	2,728	(2,781)
Less: Cespira	16,209	(5,257)	938	—
Total consolidated	$66,251	$1,042	$1,790	$(2,781)

	Three months ended September 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
Light-Duty	$60,181	$(3,033)	$1,696	$448
High-Pressure Controls & Systems	3,702	(409)	93	—
Heavy-Duty OEM	13,508	(3,707)	1,321	—
Corporate	—	(4,982)	140	—
Total consolidated	$77,391	$(12,131)	$3,250	$448

	Nine months ended September 30, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$194,171	$7,191	$4,661	$666
High-Pressure Controls & Systems	7,439	(3,580)	372	—
Heavy-Duty OEM	25,601	(7,711)	1,399	—
Corporate	—	(12,589)	321	(4,104)
Cespira	20,268	(7,269)	1,203	—
Total segment	247,479	(23,958)	7,956	(3,438)
Less: Cespira	20,268	(7,269)	1,203	—
Total consolidated	$227,211	$(16,689)	$6,753	$(3,438)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
19. Segment information (continued):

	Nine months ended September 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
Light-Duty	$200,329	$(4,965)	$5,122	$633
High-Pressure Controls & Systems	9,416	(1,645)	255	—
Heavy-Duty OEM	34,908	(12,240)	3,491	—
Corporate	—	(12,936)	402	—
Total consolidated	$244,653	$(31,786)	$9,270	$633

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Europe	71%	70%	69%	69%
Asia	8%	10%	10%	10%
Americas	15%	13%	14%	13%
Africa	2%	2%	2%	4%
Other	4%	5%	5%	4%

Total assets are allocated as follows:

	September 30, 2024	December 31, 2023
Light-Duty	$238,642	$252,778
High-Pressure Controls & Systems	9,650	9,382
Heavy-Duty OEM	11,036	84,808
Corporate	52,306	8,780
Total consolidated assets	$311,634	$355,748

Cespira's total assets as at September 30, 2024 were $93,480 (December 31, 2023 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of operating losses and negative cash flows from operations. At September 30, 2024, the Company had $33,257 of cash and cash equivalents, including $408 in restricted cash.

The following are the contractual maturities of financial obligations as at September 30, 2024:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$88,760	$88,760	$88,760	$—	$—	$—
Term loan facilities (note 14)	37,172	38,717	3,802	30,504	4,411	—
Other bank financing	470	471	69	402	—	—
Capital lease obligations	1,101	1,104	131	780	193	—
Operating lease obligations (note 12)	20,437	23,257	679	7,759	4,657	10,162
	$147,940	$152,309	$93,441	$39,445	$9,261	$10,162

Fair value of financial instruments

As at September 30, 2024, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in HPDI Technology LP, HPDI Technology AB, Minda Westport Technologies Limited, and other investments. HPDI Technology LP, HPDI Technology AB, and Minda Westport Technologies Limited are accounted for using the equity method. Other investments are accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying values of the term loan facilities, and other bank financing included in the long-term debt (note 14) are carried at amortized cost, which approximate their respective fair values as at September 30, 2024. The interest rate swaps (note 14) are accounted for at fair value using quoted market prices.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023
20. Financial Instruments (continued):

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.